Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Arrow Electronics, Inc. for the registration of Arrow Electronics, Inc. debt securities, shares of preferred stock, shares of common stock, and warrants and to the incorporation by reference therein of our reports dated February 24, 2009, with respect to the consolidated financial statements and schedule of Arrow Electronics, Inc. and the effectiveness of internal control over financial reporting of Arrow Electronics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

New York, New York
September 23, 2009